SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 24, 2004

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release                                          4th November 2004

                                  Provalis plc

                     Annual General Meeting of Provalis plc

Provalis plc (LSE: PRO and NASDAQ: PVLS), the Medical Diagnostics and
Pharmaceuticals Group, announces that all resolutions proposed at today's
Annual General Meeting were duly passed.

Following the formal proceedings Frank Harding, Chairman, made a statement which contained the following highlights:

   .First shipments of in2itTM A1c to the US planned for this month
   .US demand for in2itTM A1c continues to grow strongly
   .Current trading in line with market expectations and ahead of prior year
   .Placing in September 2004 raised £2.5m (net); cash position remains healthy
   .2005 to see significant progress towards emergence as sustainable, growing and profitable healthcare group

The full text of Frank Harding's statement is as follows:

"The highlight of the last 12 months was undoubtedly the completion of the development of in2itTM, our fully automated diagnostic test platform. In August the US FDA granted marketing clearance, CLIA waiver and prescription home use approval for in2itTM A1c, the first test for use on the platform, an excellent achievement by our Medical Diagnostics business which gave us the ideal start to the new financial year.

As previously reported, Provalis otherwise had a solid year in 2004. The
Pharmaceuticals business achieved record sales, assisted by the continuing strong performance of Diclomax(R), its leading product, and the first full year of contribution from its business in Ireland. The Medical Diagnostics business had a more mixed year, although sales of Glycosal(R) did improve in the second half of the year.

Turning now to the current year, trading is ahead of the same period last year and remains in line with market expectations.

Medical Diagnostics

Our Medical Diagnostic business has obviously concentrated its efforts on preparing in2itTM A1c for launch onto the US market. We have been delighted by the exceptionally strong response from the US healthcare market, with orders continuing to grow strongly. I would like to take this opportunity to congratulate our US based sales team, which has used its extensive experience of the US diagnostic point of care market to both build customer awareness of the product and generate significant orders.

The launch quantities ordered by our customers are considerably higher than we first anticipated. Whilst welcome, this meant that we have had to increase our manufacturing capacity and component inventory more quickly and more extensively than we had originally planned. As a result of the considerable efforts of our
Medical Diagnostics team, and with assistance from our component suppliers and manufacturing partners, I am delighted to announce that the first shipments of
in2itTM A1c to the US are planned for later this month.

As you would expect, we are in close contact with a number of sub-distributors in the US and they are reporting high levels of demand from their customers, the physicians' offices, diabetic clinics and pharmacy chains that will actually use
in2itTM A1c. These sub-distributors expect to have the product in the hands of these users shortly after they themselves receive first shipments from us. This is extremely positive news, as it is their customers regular usage of the in2itTM
A1c tests that will drive the ultimate success of the product.

The US market gives Provalis the highest margins on sales of in2itTM, and the US demand is such that it is likely to take all of our manufacturing capacity for the product until the summer of 2005. We do, however, expect to gain European regulatory approval shortly and, as we are already in discussions with a number of pan-European distributors, we will be in a position to launch in2itTMA1c in
Europe as soon as capacity is available.

Pharmaceuticals

Our pharmaceutical sales force remains very active in both the UK and Ireland.
This sales force is a valuable asset for the Group, and allows us to respond quickly to market opportunities. Calceos(R), our osteoporosis product, was presented with such an opportunity earlier in the year by the NICE recommendation to limit the use of hormone replacement therapy, which is used to treat the same condition. We immediately raised the profile of the product within our sales force, and are now seeing continuing sales growth as a result.

In a similar way, when Vioxx(R), the market leader of the COX 2 products that have taken significant market share from NSAID's such as Diclomax(R) over the last few years, was permanently withdrawn from the market by Merck last month, we were presented with an unexpected, but very welcome, opportunity and immediately commenced a major new campaign to promote Diclomax(R) . Although this campaign has only just started, we have seen some early signs of a potential increase in demand for Diclomax(R).

This is encouraging, but we do remain relatively cautious about the effect on the resulting value of Diclomax(R) sales because the NSAID market in the UK is now seeing increased generic competition. It is too early to determine what long term effect this increased competition will have, but we are seeing some impact on the sales margin we are able to achieve for Diclomax(R). We hope that this will be mitigated by increased sales resulting from the new marketing campaign I have just referred to.

ErdotinTM, our new mucolytic product for use in a number of respiratory illnesses, continues to progress through registration. We remain on schedule to launch the product early in 2005.

Cash

Pleasingly, despite the considerable activities of the last year, our cash position is healthy. At the year end, we had cash and short term deposits of
£1.8 million with an unutilised bank facility for up to a further £3.0 million.
We have since raised a further £2.5 million (net of expenses) through the placing announced in September, which will be used to meet the US demand for
in2itTM A1c. In addition, we still have £0.7 million conditionally available under the Grant from the Welsh Assembly, and the sales performance of our
Pharmaceutical business during 2004 means that we have now qualified to receive the maximum final payment of £2.0 million from Dr Falk Pharma in January 2005.
It must also be remembered that later this month we make the final payments for
Diclomax(R); since the end of 2001, these payments to Pfizer have totalled £4.6 million each year, money that from December onwards will be retained within the
Group.

Outlook

With the first shipments of in2itTM A1c now imminent, further tests being developed for the in2itTM platform and the planned launch of ErdotinTM, 2005 promises to be a busy and productive year for Provalis. We anticipate 2005 as being the year which sees significant progress towards Provalis' emergence as a sustainable, growing and profitable healthcare group.

A further update on Provalis' progress will be given at the announcement of our interim results, which are due in March
2005".

                                      END

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of
1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development;
the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities;
uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors;
the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the
Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel;
general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest
20-F filing, copies of which are available from the Company Secretary at the
Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc, Tel: 01244 833463

Mr Peter Bream, Finance Director, Provalis plc, Tel: 01244 833552

Mr Lee Greenbury, Company Secretary, Provalis plc, Tel: 01244 833402

Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

.. Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business'
principal products are currently Glycosal(R) and Osteosal(R) in the areas of diabetes and osteoporosis respectively, with the first shipments of in2itTM A1c, the business' next generation diabetes management system, to be made to the US market before the end of 2004.

.. Pharmaceuticals - sells and markets its own, and third
party, branded prescription medicines in the UK and Ireland to GPs and hospitals through its own regionally managed sales force. The business' principal product is Diclomax(R), a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                     By:/s/ Lee Greenbury

                                                                                    Name: Lee Greenbury
                                                                         Title: Company Secretary

Date:   November 24, 2004